[Hines Letterhead]

April 27, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-6010
Attn:  Mr. Michael McTiernan, Assistant Director

Re:	Hines Global REIT, Inc. (the “Company”)
Post-Effective Amendment No. 9 to Form S-11 (“Amendment No. 9”)
Filed April 23, 2012
File Number: 333-156742

Dear Mr. McTiernan:

We are submitting this letter in response to your comment letter, dated April 24, 2012, with regard to the above-referenced filing.  For the convenience of the Staff, we have transcribed the comments being addressed and our responses to each comment in sequence below.

General

1.	Please provide us an analysis as to how the following communications comply with Section 5(b)(1) of the Securities Act:

• April 17, 2012 press release; and

• April 3, 2012 press release.

We note any communication that contains information about the registered offering does not meet the requirements of the safe harbor of Securities Act Rule 168.

Company’s Response:

The Staff has requested that the Company furnish legal analysis as to how the press releases, dated April 3, 2012 and April 17, 2012 (collectively, the “Press Releases”) comply with Section 5(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”). Section 5(b)(1) of the Securities Act provides that it is unlawful for any person, directly or indirectly, to use any prospectus relating to any security with respect to which a registration statement has been filed, unless such prospectus meets the requirements of Section 10 of the Securities Act. Section 2(a)(10) of the Securities Act defines “prospectus” to include any written, radio or television offer or a confirmation of the sale of a security. Section 2(a)(3) of the Securities Act defines the term “offer” as “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.”

     The following sets forth the Company’s analysis of the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”) and concludes that the Press Releases do not constitute an “offer” and therefore do not violate Section 5(b)(1) of the Securities Act. The Company respectfully submits that the Press Releases do not constitute an “offer” as the term is defined under Section 2(a)(3) of the Securities Act or as the term has been more broadly interpreted by the Commission because it was not an attempt by the Company to market, sell or dispose of securities.

The Press Releases do not constitute an “offer” as such term is defined under the Securities Act or interpreted by the Commission. As noted above, Section 2(a)(3) of the Securities Act defines the term “offer” as “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.” Although the Press Releases make a single reference to the historical amount of money raised in the Company’s public offering, the reference is only made in the context of indicating the source of funds that the Company uses to make asset acquisitions, including the asset acquisitions that are the subject of the Press Releases.  The Press Releases make no reference to the terms of the public offering, the manner by which the Company expects to dispose of securities, the names of the broker dealers selling the securities, how to participate in the offering or the potential returns or benefits to investors in the offering and includes no other language that would normally be considered as constituting an “offer.”

The Company recognizes that the Commission has provided guidance as to what constitutes an “offer” beyond the definition in Section 2(a)(3) of the Securities Act.  In Guidelines for the Release of Information by Issuers Whose Securities are in Registration, Securities Act Release No. 33-5180, 36 Fed. Reg. 16,506 (Aug. 16, 1971) (“Release 5180”), the Commission stated that the determination of whether an item of information or publicity could be deemed to “constitute an offer — a step in the selling effort — in violation of Section 5 must be made by the issuer in light of all the facts and circumstances surrounding each case.”  Release 5180 stated that the Commission “encourages the flow of factual information to shareholders and the investing public” and that issuers should “continue to make announcements to the press with respect to factual and business and financial developments.”  The Commission offered further guidance with respect to communications by companies in registration:

 “Neither a company in registration nor its representatives should instigate publicity for the purpose of facilitating the sale of securities in a proposed offering.  Further, any publication of information by a company in registration other than by means of a statutory prospectus should be limited to factual information and should not include such things as predictions, projections, forecasts or opinions with respect to value.”

The Company submits that under this guidance, and consistent with subsequent guidance provided by the Commission, the Press Releases do not fall within this more expansive interpretation of “offer” because the Press Releases were not published for the purpose of facilitating the sale of securities.  Rather, the Press Releases were published to inform the Company’s stockholders and the public of new asset acquisitions that had been made by the Company, and the dissemination of this information via a press release has been the Company’s regular and customary practice since it began acquiring properties in 2010.  As noted above, although the Company mentions the historical amount raised in its public offering in the Press Releases, it only does so in the context of providing factual information about the source of funds that the Company uses to make asset acquisitions such as those described in the Press Releases.  As recommended by the Commission’s guidance, the Press Releases do not include any predictions, projections, forecasts or opinions with respect to value of the Company or its securities.  Further, the Press Releases were not “a step in the selling effort.”  Again, as noted above, the Press Releases did not discuss the terms of the public offering, the manner by which the Company expects to dispose of securities, the names of the broker dealers selling the securities, how to participate in the offering or the potential returns or benefits to investors in the offering.  We further note that Securities Act Rule 168, by its terms “provides a non-exclusive safe harbor for factual business information and forward-looking information released or disseminated as provided in this section. Attempted compliance with this section does not act as an exclusive election and the issuer also may claim the availability of any other applicable exemption or exclusion. Reliance on this section does not affect the availability of any other exemption or exclusion from the definition of prospectus in section 2(a)(10) or the requirements of section 5 of the Act.” (See Preliminary Note 2 to Securities Act Rule 168)  Accordingly, the fact that a communication does not comply in all respects with Securities Act Rule 168 does not require the conclusion that it is otherwise a “prospectus” or that it communicates an “offer” as those terms are defined for purposes of the Securities Act.

For all of these reasons, the Company respectfully submits that the Press Releases do not constitute an “offer” as the term is defined under Section 2(a)(3) of the Securities Act or as the term has been more broadly interpreted by the Commission because it was not an attempt by the Company to market, sell or dispose of securities.  Although the Company has concluded that the Press Releases do not constitute an “offer,” the Company acknowledges that its public communications are subject to the federal securities laws, including Section 5 of the Securities Act, and will add the following disclosure to the “Risk Factors” section in the final prospectus filed pursuant to Rule 424(b):

We are subject to federal securities laws relating to our public communications. If any of our public communications are held to be in violation of such laws, we could be subject to potential liability.

From time to time, we or our representatives make public statements or distribute communications relating to our business and its prospects. Such communications are subject to federal securities laws. If any of our public communications are held by a court to be in violation of Section 5 of the Securities Act, we could be subject to potential liability and such liability may adversely affect our operating results or financial position.

2.	We note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2011. We further note that certain information required by Form 10-K is incorporated by reference from your definitive proxy statement, which has not yet been filed. Please note that we will be unable to declare your post-effective amendment to Form S-11 effective until you have filed your definitive proxy statement.

Company’s Response:

The Company will file its definitive proxy statement via Edgar on or before April 30, 2012.

3.
Refer to comment 2 above. We further note that in your certifications, you did not include the phrase in paragraph 4: “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and15d-15(f)) . . . .” Please amend your Form 10-K to provide the correct certifications. Please refer to Regulation S-K, Compliance and Disclosure Interpretation Question 246.13, which can be found on our website, for guidance.

Company’s Response:

In response to the Staff’s comment, the Company will amend the Annual Report as requested and will file Amendment No. 1 to the Annual Report on Form 10-K/A via Edgar on April 27, 2012.

Distributions, page 149

4.
In future quarterly updates to the prospectus, please revise the distributions table on page 150 to provide the total source of distributions based off the total distributions, including amounts paid to non-controlling interests, not just the distributions paid in cash, and revise the percentages from the various sources accordingly. Furthermore, please provide updated distribution coverage disclosure in either the summary section or a sticker supplement.

Company’s Response:

In response to the Staff’s comment, the Company hereby undertakes to include the requested disclosure in future quarterly updates to the prospectus.

5.
In future quarterly updates to the prospectus, please include a summary risk factor in the base prospectus or sticker supplement that discloses the percentage of the distribution that is covered by cash flow from operations and/or earnings and addresses the dilutive risk and sustainability issues related to the practice of paying distributions from financings.

Company’s Response:

In response to the Staff’s comment, the Company hereby undertakes to include the requested disclosure in future quarterly updates to the prospectus.

6.	In the final prospectus filed pursuant to Rule 424(b), please provide a comparison of 2011 total net income or FFO and 2011 total distributions paid.

Company’s Response:

In response to the Staff’s comment, in the final prospectus filed pursuant to Rule 424(b), the Company will include the following disclosure comparing total FFO for 2011 and total distributions paid to its stockholders for 2011 in the second paragraph following the distributions table on page 150 of Amendment No. 9:  “For the fiscal year ended December 31, 2011, we paid distributions to our stockholders totaling $47.2 million, compared to a total aggregate FFO loss of $8.5 million.”

In addition to providing the above responses, the Company hereby acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of these matters.  If you have any questions, please feel free to contact me at (713) 966-7715.

Regards,

/s/ Ryan T. Sims
Ryan T. Sims
Chief Financial Officer and Secretary

cc:  Judith D. Fryer, Esq., Greenberg Traurig, LLP
Alice L. Connaughton, Esq., Greenberg Traurig, LLP